UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PROS Holdings, Inc.

Common Stock

7436Y 103

12/31/12

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74346Y 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ronald F. Woestemeyer and Mariette M. Woestemeyer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
	5.	Sole Voting Power 4,313,466
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,313,466
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,356,617
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 15.7%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a) Name of Issuer

PROS Holdings, Inc.

(b) Address of Issuer’s Principal Executive Offices

3100 Main Street, Suite 900, Houston, TX 77002

Item 2.

(a) Name of Person Filing

Ronald F. Woestemeyer and Mariette M. Woestemeyer

(b) Address of Principal Business Office or, if none, Residence

3100 Main Street, Suite 900, Houston, TX 77002

(c) Citizenship

United States of America

(d) Title of Class of Securities

Common Stock, par value $0.001 per share

(e) CUSIP Number

7436Y 103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,356,617 shares, consisting of (i) 934,360 shares held of record by Ronald F. Woestemeyer and Mariette Woestemeyer; (ii) 1,000,000 shares held of record by The Woestemeyer 1999 Gift Trust; (iii) 43,998 2007 Irrevocable Life Insurance Trust; (iv) 476,002 shares held of record by MAROKA, LLC, of which Mr. and Mrs. Woestemeyer are the sole managers; (v) 344,560 Mrs. Woestemeyer’s 2010 Grantor to Retained Annuity Trust (“GRAT”) (vi) 226,522 Mrs. Woestemeyer’s Dynasty trust; (vii) 236,266 Mr. Woestemeyer’s Dynasty Trust; (iix) 603,548 Mrs. Woestemeyer’s 2007 Irrevocable Trust; and (ix) 448,210 Mr. Woestemeyer’s 2007 Irrevocable Trust, (x) stock options held by Mrs. Woestemeyer to acquire 30,000 shares, which are immediately exercisable (xi) 6,000 restricted stock units held by Mrs. Woestemeyer and vest in full on January 1, 2013 and (xii) 7,151 restricted stock units held by Mrs. Woestemeyer and vest in full on January 1, 2014. Mrs. Woestemeyer disclaims beneficial ownership of the shares held of record by Mr. Woestemeyer’s Dynasty Trust and Woestemeyer 1999 Gift Trust. Mr. Woestemeyer disclaims beneficial ownership of the shares held of record by Mrs. Woestemeyer’s 2010 GRAT, Mrs. Woestemeyer’s Dynasty trust, the Woestemeyer 1999 Gift Trust, the shares issuable upon the exercise of the stock options held by Mrs. Woestemeyer and the restricted stock units held by Mrs. Woestemeyer.

(b) Percent of class:

15.7%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

4,313,466

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

4,313,466

(iv) Shared power to dispose or to direct the disposition of

0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013

/s/ Ronald F. Woestemeyer

Ronald F. Woestemeyer

/s/ Mariette M. Woestemeyer

Mariette M. Woestemeyer